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                                                                    EXHIBIT 99.2

               [LETTERHEAD OF BUFFTON CORPORATION APPEARS HERE]



PRESS RELEASE

FOR IMMEDIATE RELEASE:
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             BUFFTON CORPORATION ANNOUNCES NEW CHAIRMAN, NEW CHIEF
               OPERATING OFFICER; ACQUIRES HOTELS OF DISTINCTION
             MOVES EXTEND BUFFTON PRESENCE IN HOSPITALITY BUSINESS

     FORT WORTH, TEXAS, April 14, 1997 - Robert H. McLean, Chief Executive Officer of Buffton Corporation (ASE-"BFX"), announced today that Alan Tremain, O.B.E., has become Chairman of the Board and Jean-Claude Mathot has become President and Chief Operating Officer of the Company. In addition, Mr. McLean announced that the Company has acquired from Mr. Tremain and Mr. Mathot all of the outstanding stock of Hotels Of Distinction, Inc., a hotel management Company founded by Mr. Tremain in 1974 and located in Palm Beach, Florida, in exchange for 300,000 shares of the Company's common stock.

     Since its founding, Hotels Of Distinction has successfully managed numerous hotel properties throughout the United States, Canada and the Caribbean including notables like The Copley Plaza Hotel in Boston, the Le Grand in Montreal, the Back Bay Hilton in Boston and The Cotton Bay Club in the Bahamas.

     At Buffton Corporation, Hotels of Distinction will operate as a subsidiary of BFX Hospitality Group, Inc. It will focus on the purchase and management of hotel properties in attractive secondary markets of the U.S.

     Mr. Tremain is a director of Florida International University School of Hospitality Management and a director of the China Fund, Inc., a closed end fund invested in China and listed on the New York Stock Exchange. In March 1988, he was bestowed the Order of the British Empire ("O.B.E.") by the Queen of England, for his contribution to British-American commerce and for his leadership in the international hospitality industry.
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     Jean-Claude Mathot served as Executive Vice President of Hotels of
Distinction, Inc. from 1974-1992 and has been its President and Chief Operating Officer since 1992. Mr. Mathot received a business degree from the Brussels University School of Business in 1966 and a fellowship to the Culinary Institute of America at Hyde Park, New York in 1970.

     "We are very pleased to have talented individuals of the stature of Mr. Tremain and Mr. Mathot join our hospitality management team," said Mr. McLean. "We were first introduced to Mr. Tremain, Mr. Mathot and Hotels Of Distinction in 1989. We've had discussions over the years about the possibility of combining our hospitality operations and management teams. Now, that is a reality."

     Currently, BFX Hospitality Group, Inc. owns and operates food service, lodging and entertainment concepts in Texas and Louisiana. They include "Cabo, The Original 'Mix Mex' Grill", in Houston, the Stockyards Hotel and Lucile's Restaurant, both in Ft. Worth, and the Cat's Meow in New Orleans. The food service concepts are owned and managed by the Company's food service operating subsidiary, American Food Classics, Inc.

     The hospitality component of Buffton's business now compromises approximately 40% of the corporation's annual revenues. Buffton previously announced its plans to divest Current Technology, Inc., its electric filter and power conversion company, to Danaher Corporation.

     Buffton Corporation is a diversified group of companies with operations in the Hospitality and Electrical Products industries with shares traded on the American Stock Exchange under the trading symbol "BFX".



For more information, contact:
Robert Korman, Vice President and Chief Financial Officer
226 Bailey Avenue, Suite 101
Fort Worth, Texas  76107
817/332-4761